UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.    )*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93629106

1.	Names of Reporting Persons. Rapid Prince Development Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,544,181

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,544,181

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,544,181

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.5%

12.	Type of Reporting Person CO

1.	Names of Reporting Persons. Bin Wu

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,544,181*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,544,181*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,544,181

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.5%

12.	Type of Reporting Person IN

* consists of 5,544,181 ordinary shares held by High Vivacity Holdings Limited, a British Virgin Islands company ultimately owned by the Wu Family Trust (see Item 4).

Item 1(a).	Name of Issuer: Vipshop Holdings Limited, a Cayman Islands company (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 20 Huahai Street, Liwan District Guangzhou 510370 The People’s Republic of China

Item 2(a).	Name of Person Filing: Rapid Prince Development Limited Bin Wu
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Rapid Prince Development Limited:

Palm Grove House, P.O. Box 438

Road Town, Tortola, British Virgin Islands

For Bin Wu:

No.20 Huahai Street, Liwan District

Guangzhou, 510370

The People’s Republic of China

Item 2(c).	Citizenship: Rapid Prince Development Limited is a British Virgin Islands Company. Bin Wu is a citizen of the People’s Republic of China.
Item 2(d).	Title of Class of Securities. Ordinary Shares, par value $0.0001 per share.
Item 2(e).	CUSIP Number. G93629106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

The percentages used herein are calculated based upon 101,538,565 ordinary shares, par value $0.0001 per share, of the Company issued and outstanding as of December 31, 2012.

Rapid Prince Development Limited, a British Virgin Islands company, is the record owner of 5,544,181 ordinary shares of the Company. Rapid Prince Development Limited is ultimately wholly owned by the Wu Family Trust. Under the terms of the Wu Family Trust, Mr. Wu has the power to direct the trustee with respect to the retention or disposal of the 5,544,181 shares (the “Shares”) in the Company and the exercise of any voting and other rights attached to the Shares. Other than the trustee, no other person has the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Wu may be deemed to beneficially own all the Shares held by Rapid Prince Development Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

Rapid Prince Development Limited	By:	/s/ Bin Wu
Name: Bin Wu
Title: Director

Bin Wu		/s/ Bin Wu
Bin Wu

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement